2 ROW BREWING LLC

A highly respected and loved brewery in need of a new facility and tap room

2rowbrewing.com   Midvale, UT         Food & Beverage   Retail   Brewery

Highlights

(1)   Some of the highest rated beer in the state.

(2)   An established business with 7 plus years of successful brewing operations.

(3) A larger production facility will also include a much needed tap room.

(4) Increased production will allow for distribution to other states.

Our Team



Brian Coleman Founder and President

A local business owner for over 30 years. A BJCP certified beer judge and home brewer for 5 years before becoming a professional brewer. Over 7 years as a professional brewer and brewery owner.



De De Coleman Founder and Vice President

Over 30 years of customer service and sales experience. Local business owner for over 20 years. Over 7 years as a brewery owner.



Kevin Engel Chief Operations Officer

Over 7 years of brewing and brewery operation experience. Worked as the operations chair at a tournament on the PGA Tour. Previous position as an adjunct professor at the University of Utah Business School.



Kevin Crompton Master Brewer

Over 20 years of professional brewing and brewery management experience at a number of American breweries. Extensive experience in all aspects of brewery operations.

Pitch

Best Quality Makes the Best Brand

Craft beer is in high demand and it's a competitive market. An exceptional brand is the differentiator with the greatest effect. Utah's rapidly-growing population is thirsty for the great quality beer they know from Utah and other states.



Growth and Margins

We have viable products that can withstand competition. Next steps are to expand capacity and add more revenue streams. With our brand as the foundation, we can move into the future with confidence and sustainable growth.

We have encountered many customers who come to the brewery expecting the opportunity to sample and/or drink the beer. Opening a taproom with food options allows customers to drink the beer straight from the source, and gives us the means to get instant feedback on our current and experimental products.

A tap room gives us greater ability to interact and understand our customers in a social environment. Profitability will increase* as we are

able to manufacture, wholesale, and retail from 1 location. It also introduces our customers to new products and adds a feedback loop from the customer. Adding a food component will keep customers engaged longer.

**Forward-looking projections cannot be guaranteed.*

High Beer Ratings

Untappd is a social media app where customers can share and rate beers; this gives breweries empirical data on how their beers compare.

We have a high overall rating on this platform in the state of Utah.



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Competitive Map

There are many fantastic breweries in the area, but we stand out in the eyes of customers.

Untappd Rating by Brewery in Utah



This gives us a strong foundation to build on and grow.

Established Demand and Output

Sales through distributors and brewery bottle shops

After opening in 2015, production capacity was maxed out at our current location by 2019. During Covid (2020 - 2021), some bar/restaurant volume was lost, but demand has increased again and we need to move from our current location which is much too small.

Our Progression

20 gallon System
2014

90 gallon System
2016

250 gallon System
2018

2014 - 20 gallon system

2016 - 90 gallon system

2018 - 250 gallon system

Products







We're committed to our craft!

- Our team has an unmatched drive for the "WOW" factor

- We are obsessed with producing high quality beer and improving our QA processes.

- We have invested in QA/QC equipment unmatched for a brewery our size

- We outsource some lab work to White Labs to ensure highest quality possible.

- Constantly strategizing and innovating our procurement and recipes to keep things interesting, but also as cost-effective as possible.

- You know from the first taste how much love and passion went into it!



Future Growth

Our new location will have improved capabilities and capacity. The taproom will help meet customer desire to drink at the brewery. This will also help expand into new geographical markets. Our current distributor has the ability to take us into 12+ states or expanded reach on packaged products and draft accounts. We'll also be able to fill more current demand and increase market share in the current market. Because of our small production space, we are unable to keep up current demand in our local market.

Forward-looking projections cannot be guaranteed.

Management Team





Brian Coleman
CEO & Founder

DeDe Coleman
VP & Founder

Kevin Engel
COO

Kevin Crompton
Master Brewer

What We Need:

- Capital for buildout of a larger manufacturing plant for our beer

- 10-15k square feet

- Space for more production, packaging, storage and distribution.

- Space for taproom for our customers to drink and sample our products

- Larger retail store for more to-go beer offerings and merchandise

- Dedicated area for for an automated canning line

- Upgraded equipment like tanks, glycol chiller, water filtration and brewhouse

- Grain silo for bulk shipments of grain that will give us huge discounts and raw materials

- Capital for hiring and training of new production employees, service staff and sales people

The Impact of Expansion

1. Allow us to manufacture more product

2. Allow us to broaden distribution with wholesalers in our local market as well as other states

3. Build a taproom to give visitors a destination, see the brewing

process, and have a beer.

4. Offering a food option in the taproom to increase our customer base.

5. Develop additional products to accommodate more people with different tastes.

6. Increase brand exposure


Brewed and bottled by
2ROW
BREWING
Midvale, Utah
WWW.2ROWBREWING.COM
BEER 3
1/2 Gallon
2 ROW
BREWING
Thank you!